Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration No. 333-173205, 333-138044, 333-122937, 333-119157 and 333-142286) and Registration Statements on Form S-8 (Registration No. 333-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656) of Attunity Ltd (the “Company”) of our report dated September 6, 2011 with respect to the consolidated financial statements of Repliweb Inc. for the year ended December 31, 2010 included in this Form 6-K of the Company.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 19, 2011	A Member of Ernst & Young Global